[COMMUNICATIONS' LETTERHEAD]

March 20, 1999

Mr. Scott Richardson, Partner
BDO Seidman, L.L.P.
1129 20th Street NW, Suite 500
Washington, DC 20036

Dear Mr. Richardson:

Crown Communications Corporation ("Crown") hereby represents that it has the ability and intends to provide financial support to the Nostalgia Network, Inc. ("Nostalgia") throughout the remainder of 1999. This financial support is intended to satisfy Nostalgia's operating expense needs to the extent not satisfied by cash flows from operations.

It is our understanding that you are relying upon the representations contained in this letter in forming your opinion on Nostalgia's financial statements regarding Nostalgia's ability to continue as a going concern. The financial commitments discussed herein are intended solely for the purpose of satisfying the "going concern" issue. Moreover, these commitments are not to be construed as an approved operating budget; nor shall they be relied upon by Nostalgia or third parties as a basis for extending credit. In addition, our continued willingness to provide such financial support is conditioned upon the advance approval by Nostalgia's Executive Committee of any original and acquired programming expenses.

Solely for the purpose of determining Nostalgia's ability to continue as a going concern, in connection with your audit of Nostalgia's 1998 financial statements, the financial support to be provided by Crown to Nostalgia during 1999 shall be $15,000,000, which is to be given as follows:

      $1,000,000 loaned to Nostalgia on January 8, 1999
      $2,000,000 loaned to Nostalgia on January 29, 1999
      $1,500,000 loaned to Nostalgia on March 5, 1999
      $3,500,000 to be loaned to Nostalgia on March 22, 1999
      Remainder to be advanced on an as-needed basis throughout 1999.

Mr. Scott Richardson, Partner
BDO Seidman, L.L.P.
March 20, 1999
Page Two


Crown's financial support may be in the form of debt or equity financing. Should such financing be in the form of debt, the principal amount of such debt will not be callable prior to January 1, 2000. Additionally, we hereby represent and confirm that the maturity date for all previous debt owed by Nostalgia to Crown, in the aggregate principal amount of $50,571,503.02 and due March 27, 1999, shall be extended to January 1, 2000, subject to acceleration if an Event of Default occurs under the promissory note evidencing such indebtedness.

Crown's continued willingness to provide such financial support shall cease if, prior to December 31, 1999, as a result of issuance of Nostalgia securities, Crown and Concept Communications, Inc. together shall no longer possess a majority of the equity or voting power of Nostalgia. In the event that Nostalgia enters into a strategic partnership, Crown's commitment may be reduced up to the amount of the partner's investment, be it as debt or equity financing, into Nostalgia. As a condition of continued funding, any changes in the current programming expenditures shall be subject to Crown's approval.

Crown shall receive minimum monthly interest payments of $55,000 from Nostalgia. Said payments shall be applied toward accrued interest arising from the terms of the promissory notes from Nostalgia to Crown.

Very truly yours,


/s/ Dong Moon Joo
Dong Moon Joo
President

Cc:      F. Christofferson
         H. Goto